                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 11-K


/X/             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996

                                      OR

/ /          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________


Commission file number 1-7792


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            POGO PRODUCING COMPANY
                         5 GREENWAY PLAZA, SUITE 2700
                             HOUSTON, TEXAS 77046

Item 4.     (a)   Financial Statements and Schedules prepared in accordance
                  with the finanical reporting requirements of ERSIA.

TAX-ADVANTAGED SAVINGS PLAN OF
POGO PRODUCING COMPANY

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1996
TOGETHER WITH AUDITORS' REPORT

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Board,
Tax-Advantaged Savings Plan
of Pogo Producing Company:

We have audited the accompanying statements of net assets available for plan benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the
Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the administrative board of the Plan. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for Plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Houston, Texas
June 20, 1997

                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          DECEMBER 31, 1996 AND 1995



                                                  1996                1995
                                               ----------          ----------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company      $13,968,139         $ 8,362,621
  Prime Portfolio Money Market Fund               745,511             664,536
  Investment Grade Corporate Portfolio
    Bond Fund                                     499,790             499,984
  Vanguard/Wellington Fund                        817,075             656,588
  Vanguard/Index Trust - 500 Portfolio            487,959             368,058
  Vanguard PrimeCap Fund                        1,526,522           1,022,750

CONTRIBUTIONS RECEIVABLE:
  Participant                                      34,170              28,769
  Company                                          24,033              20,311

CASH                                                2,194               1,568
                                              -----------         -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $18,105,393         $11,625,185
                                              ===========         ===========


The accompanying notes are an intregral part of these financial statements.

                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

                     STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



                                                  1996               1995
                                              -----------         ----------
INTEREST/DIVIDEND INCOME                      $   234,394         $   176,581
                                              -----------         -----------
NET APPRECIATION IN MARKET VALUE
  OF INVESTMENTS                                5,915,258           3,614,156
                                              -----------         -----------
CONTRIBUTIONS:
  Participant                                     608,525             532,677
  Company (net of $9,463 and $149,959 of
    forfeitures by terminated participants
    in the respective years)                      470,992             278,382
                                              -----------         -----------
               Total contributions              1,079,517             811,059
                                              -----------         -----------
WITHDRAWALS AND TERMINATIONS                     (748,961)           (629,665)
                                              -----------         -----------
INCREASE IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                             6,480,208           3,972,131

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                            11,625,185           7,653,054
                                              -----------         -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                 $18,105,393         $11,625,185
                                               ==========         ==+========


The accompanying notes are an intregral part of these financial statements.

                         TAX-ADVANTAGED SAVINGS PLAN OF
                             POGO PRODUCING COMPANY


                         NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF THE PLAN:

General

Pogo Producing Company (Pogo) adopted the Employees Stock Purchase Plan effective January 1, 1978, as amended July 10, 1981. On January 1, 1985, the Employees Stock Purchase Plan was amended and renamed the Tax-Advantaged Savings Plan (the Plan). Any salaried employee of Pogo is eligible to be a participant of the Plan on the first day of the calendar quarter following employment. Effective January 1, 1994, the Plan was restated to provide that investment options for participant contributions be expanded to six investment options which include Pogo common stock and five
Vanguard funds.

John O. McCoy, Jr., an officer of Pogo, serves as trustee of the Plan. The Plan is administered by an administrative board appointed by Pogo's board of directors. The members of the administrative board receive no compensation for their services, and all expenses of the Plan, including brokerage commissions, are paid by Pogo.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The records of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis for financial reporting purposes.

Quoted market prices as of the last trading day of the Plan year have been used to determine the market value of Plan investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Contributions

Each participant may contribute up to 10 percent of his compensation to the Plan. In accordance with provisions of the Tax Reform Act of 1986, each participant's contributions are subject to certain limitations. This limitation was $9,500 and $9,240 for 1996 and 1995, respectively. Pogo contributes an amount equal to each participant's contribution, limited to a maximum of 6 percent of the participant's eligible compensation. Each participant's account is credited with his or her contribution, the company-matching contribution and an allocation of Plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances. Matching funds contributed to the Plan by Pogo are invested only in Pogo common stock. (See Exhibits 1 and 2 for financial statements by investment fund.)

Investments

The investment options include the Pogo Common Stock Fund, the Prime Portfolio Money Market Fund, the Investment Grade Corporate Portfolio Bond Fund, the Vanguard/Wellington Fund, the Vanguard/Index Trust - 500 Portfolio and the Vanguard PrimeCap Fund.

The Pogo Common Stock Fund is used to invest in Pogo common stock. All employer contributions as well as employee-designated monies are placed in this account. Any dividends are used to purchase additional shares for the Plan.

The Prime Portfolio Money Market Fund (Money Market Fund) invests in high-quality money market instruments that mature in one year or less.

The Investment Grade Corporate Portfolio Bond Fund (Corporate Bond Fund) investments are placed in a diversified portfolio of long-term, investment-grade bonds which, at the time of purchase, were selected from the four highest grades assigned by Moody's Investors Service or Standard & Poors Corporation (S&P).

The Vanguard/Wellington Fund (Wellington Fund) contributions are invested in a diversified and balanced program of investing in bonds and common stocks. Bonds are held for relative stability of income and principal, while the common stocks are held for potential growth of capital and income. The fund invests approximately 60 percent to 70 percent of its total assets in common stock.

The Vanguard/Index Trust - 500 Portfolio (Index 500 Fund) investments are placed in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index.

The Vanguard PrimeCap Fund (PrimeCap Fund) invests principally in a portfolio of common stocks selected on the basis of fundamental factors such as above-average earnings growth and current earnings as compared to the S&P 500 Index, consistency of earnings growth and earnings quality.

Distributions and Withdrawals

Participants are entitled to receive the portion of the Plan equity which represents their individual contribution. The Plan allows participants to be fully vested in the portion of the Plan which is represented by Pogo contributions after two full years of employment with the company.

In the event of death, retirement, disability or termination after vesting, a participant is entitled to all of his portion of the Plan equity applicable to Pogo's contributions.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                       December 31
                                                --------------------------
                                                   1996           1995
                                                -----------    -----------
   Net assets available for Plan benefits
     per the financial statements               $18,105,393    $11,625,185
    Less - Amounts allocated to withdrawing
     participants                                  (106,366)      (340,861)
                                                -----------    -----------
   Net assets available for Plan benefits
     per Form 5500                              $17,999,027    $11,284,324
                                                ===========    ===========

The following is a reconciliation of withdrawals and terminations per the financial statements to the Form 5500:

                                                         December 31
                                                   ---------------------
                                                     1996         1995
                                                   --------     --------
   Withdrawals and terminations per the
    financial statements                           $748,961     $629,665
     Add - Amounts allocated to withdrawing
      participants - December 31, 1996 and 1995     106,366      340,861
     Less - Amounts allocated to withdrawing
      participants - December 31, 1995 and 1994    (340,861)         -
                                                   --------     --------
   Benefits payed to the participants per
     the Form 5500                                 $514,466     $970,526
                                                   ========     ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Forfeitures

A participant terminated for reasons other than death, retirement or disability forfeits the unvested portion of his Plan equity attributable to Pogo's contribution, and such forfeiture is held in suspense. If the participant returns to employment prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is not forfeited. If the participant is not reemployed prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is forfeited and used to reduce future contributions by Pogo. At December 31, 1996 and 1995, there were no forfeitures held in suspense.

Termination of the Plan

The Plan may be terminated, amended or modified by Pogo's board of directors at any time. In the event the Plan is terminated, all participants become vested and entitled to receive the Plan equity attributable to all contributions made for the participants by Pogo.

3. FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on February 25, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996 and 1995.

                                                                     EXHIBIT 1
                                                                     Page 1 OF 2


                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                              DECEMBER 31, 1996


                                                                     Participant-Directed
                                               ------------------------------------------------------------------------
                                                  Pogo       Money     Corporate                   Index
                                                 Common     Market       Bond       Wellington      500        PrimeCap
                                               Stock Fund    Fund        Fund          Fund         Fund         Fund
                                               ----------   ------     ---------    ----------   ---------   ----------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company       $3,165,797   $    -      $    -      $     -       $     -    $      -
  Prime Portfolio Money Market Fund                   -      745,511         -            -             -           -
  Investment Grade Corporate Portfolio
    Bond Fund                                         -          -       499,790          -             -           -
  Vanguard/Wellington Fund                            -          -           -        817,075           -           -
  Vanguard/Index Trust - 500 Portfolio                -          -           -            -         487,959         -
  Vanguard PrimeCap Fund                              -          -           -            -             -     1,526,522
CONTRIBUTIONS RECEIVABLE                            9,585      1,765       3,571        5,519         4,914       8,816
CASH                                                  -        2,194         -            -             -           -
                                               ----------   --------    --------     --------      --------  ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $3,175,382   $749,470    $503,361     $822,594      $492,873  $1,535,338
                                               ==========   ========    ========     ========      ========  ==========

This exhibit is an integral part of the accompanying financial statements.


                                          Nonparticipant-
                                              Directed
                                          _______________
                                            Pogo Common
                                            Stock Fund            Total
                                          ---------------      -----------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company     $10,802,342       $13,968,139
  Prime Portfolio Money Market Fund                  -             745,511
  Investment Grade Corporate Portfolio
    Bond Fund                                        -             499,790
  Vanguard/Wellington Fund                           -             817,075
  Vanguard/Index Trust - 500 Portfolio               -             487,959
  Vanguard PrimeCap Fund                             -           1,526,522
CONTRIBUTIONS RECEIVABLE                          24,033            58,203
CASH                                                 -               2,194
                                             -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $10,826,375       $18,105,393
                                             ===========       ===========

                                                                     EXHIBIT 1
                                                                     Page 2 OF 2


                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY

  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                              DECEMBER 31, 1995


                                                                     Participant-Directed
                                               -----------------------------------------------------------------------
                                                  Pogo       Money     Corporate                  Index
                                                 Common     Market       Bond       Wellington     500        PrimeCap
                                               Stock Fund    Fund        Fund          Fund        Fund         Fund
                                               ----------   ------     ---------    ----------   ----------  ---------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company       $1,928,910   $    -      $    -      $     -       $     -    $      -
  Prime Portfolio Money Market Fund                   -      664,536         -            -             -           -
  Investment Grade Corporate Portfolio
    Bond Fund                                         -          -       499,984          -             -           -
  Vanguard/Wellington Fund                            -          -           -        656,588           -           -
  Vanguard/Index Trust - 500 Portfolio                -          -           -            -         368,058         -
  Vanguard PrimeCap Fund                              -          -           -            -             -     1,022,750
CONTRIBUTIONS RECEIVABLE                            6,916      1,720       3,457        5,181         2,840       8,655
CASH                                                  -        1,568         -            -             -           -
                                               ----------   --------    --------     --------      --------  ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $1,935,826   $667,824    $503,441     $661,769      $370,898  $1,031,405
                                               ==========   ========    ========     ========      ========  ==========

This exhibit is an integral part of the accompanying financial statements.

                                          Nonparticipant-
                                              Directed
                                         ----------------
                                            Pogo Common
                                            Stock Fund           Total
                                          ---------------      ----------
                 ASSETS
INVESTMENTS, at quoted market value:
  Common stock of Pogo Producing Company     $6,433,711       $ 8,362,621
  Prime Portfolio Money Market Fund                 -             664,536
  Investment Grade Corporate Portfolio
    Bond Fund                                       -             499,984
  Vanguard/Wellington Fund                          -             656,588
  Vanguard/Index Trust - 500 Portfolio              -             368,058
  Vanguard PrimeCap Fund                            -           1,022,750
CONTRIBUTIONS RECEIVABLE                         20,311            49,080
CASH                                                -               1,568
                                             ----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $6,454,022       $11,625,185
                                             ==========        ==========

                                                                    EXHIBIT 2
                                                                    Page 1 of 2


                        TAX-ADVANTAGED SAVINGS PLAN OF

                            POGO PRODUCING COMPANY


       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                     Participant-Directed
                                --------------------------------------------------------------
                                    Pogo
                                   Common    Money    Corporate               Index
                                    Stock    Market     Bond     Wellington    500    PrimeCap
                                    Fund      Fund      Fund       Fund        Fund     Fund
                                ----------  --------  --------   --------   --------  ----------

INTEREST/DIVIDEND INCOME        $    8,073  $ 38,117  $ 42,104   $ 63,700   $ 10,522  $   44,610
NET APPRECIATION (DEPRECIATION)
 IN MARKET VALUE OF INVESTMENTS  1,293,416       -     (36,040)    50,526     78,923     175,632
CONTRIBUTIONS                      174,125    31,561    36,841    109,929     84,688     171,381
WITHDRAWALS AND TERMINATIONS      (103,016)  (35,467)  (20,880)   (28,565)   (22,194)    (60,131)
INTERFUND TRANSFERS               (133,042)   47,435   (22,105)   (34,765)   (29,964)    172,441
                                 ---------  --------  --------   --------   --------  ----------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR PLAN
 BENEFITS                        1,239,556    81,646       (80)   160,825    121,975     503,933
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year     1,935,826   667,824   503,441    661,769    370,898   1,031,405
                                 ---------  --------  --------   --------   --------  ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year          $3,175,382  $749,470  $503,361   $822,594   $492,873  $1,535,338
                                ==========  ========  ========   ========   ========  ==========

This exhibit is an integral part of the accompanying financial statements.

                                  Nonparticipant-
                                     Directed
                                 _______________
                                       Pogo
                                      Common
                                    Stock Fund       Total
                                   ----------     -----------
INTEREST/DIVIDEND INCOME           $    27,268     $   234,394
NET APPRECIATION (DEPRECIATION)
 IN MARKET VALUE OF INVESTMENTS      4,352,801       5,915,258
CONTRIBUTIONS                          470,992       1,079,517
WITHDRAWALS AND TERMINATIONS          (478,708)       (748,961)
INTERFUND TRANSFERS                        -               -
                                   -----------     -----------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR PLAN
 BENEFITS                            4,372,353       6,480,208
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year         6,454,022      11,625,185
                                    ----------     -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year             $10,826,375     $18,105,393
                                   ===========     ===========

                                                                    EXHIBIT 2
                                                                    Page 2 of 2


                        TAX-ADVANTAGED SAVINGS PLAN OF

                            POGO PRODUCING COMPANY


      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                            WITH FUND INFORMATION

                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                                     Participant-Directed
                                -------------------------------------------------------------

                                   Pogo
                                  Common    Money    Corporate               Index
                                   Stock    Market     Bond     Wellington    500    PrimeCap
                                   Fund      Fund      Fund       Fund        Fund     Fund
                                ---------  --------  --------   --------   --------  --------

INTEREST/DIVIDEND INCOME        $   7,882  $ 39,059  $ 31,360   $ 31,271   $  8,370  $   30,078
NET APPRECIATION IN MARKET
 VALUE OF INVESTMENTS             689,654       -      71,505    118,862     88,491     202,155
CONTRIBUTIONS                     116,258    35,576    40,346    106,110     62,937     171,450
WITHDRAWALS AND TERMINATIONS      (28,300)   (3,207)   (3,763)    (3,973)   (26,329)    (22,452)
INTERFUND TRANSFERS                29,415   (84,897)   (7,796)    (3,722)    (2,269)     69,269
                                ---------  --------  --------   --------   --------  ----------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR PLAN
 BENEFITS                         814,909   (13,469)  131,652    248,548    131,200     450,500
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year    1,120,917   681,293   371,789    413,221    239,698     580,905
                                ---------  --------  --------   --------   --------  ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year         $1,935,826  $667,824  $503,441   $661,769   $370,898  $1,031,405
                               ==========  ========  ========   ========   ========  ==========

This exhibit is an integral part of the accompanying financial statements.

                                  Nonparticipant-
                                     Directed
                                 _______________
                                       Pogo
                                      Common
                                    Stock Fund       Total
                                   ----------     -----------
INTEREST/DIVIDEND INCOME           $   28,561     $   176,581
NET APPRECIATION IN MARKET
 VALUE OF INVESTMENTS               2,443,489       3,614,156
CONTRIBUTIONS                         278,382         811,059
WITHDRAWALS AND TERMINATIONS         (541,641)       (629,665)
INTERFUND TRANSFERS                       -               -
                                   ----------     -----------
INCREASE (DECREASE) IN NET
 ASSETS AVAILABLE FOR PLAN
 BENEFITS                           2,208,791       3,972,131
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, beginning of year        4,245,231       7,653,054
                                   ----------     -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year             $6,454,022     $11,625,185
                                   ==========     ===========

                                                                    SCHEDULE I


                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY


          ITEM 27(a) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1996


                                                                           Number of                        Current
  Identity of Issue                    Description of Investment          Shares/Units        Cost           Value
  -----------------                    -------------------------          ------------    -----------     -----------
Pogo Producing Company*           Common stock                              295,622        $5,569,373     $13,968,139
Vanguard*                         Prime Portfolio Money Market Fund         745,511           745,511         745,511
Vanguard*                         Investment Grade Corporate Portfolio
                                    Bond Fund                                56,859           514,981         499,790
Vanguard*                         Wellington Fund                            31,246           686,742         817,075
Vanguard*                         Index Trust - 500 Portfolio                 7,056           360,029         487,959
Vanguard*                         PrimeCap Fund                              50,749         1,168,192       1,526,522
                                                                                           ----------     -----------
                                                                                           $9,044,828     $18,044,996
                                                                                           ==========     ===========

*Indicated party in interest.

                                                                    SCHEDULE II


                        TAX-ADVANTAGED SAVINGS PLAN OF
                            POGO PRODUCING COMPANY


                ITEM 27(d) -- SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                      Purchase         Selling          Cost of
Identity of Party Involved  Description of Asset           Transaction                 Price            Price            Asset
--------------------------  --------------------           -----------              -----------        ----------    -----------
 Pogo Producing Company     Common stock               20 purchase transactions     $  820,744       $      -        $      -
 Pogo Producing Company     Common stock               19 sale transactions                -            858,647         395,859
 Vanguard                   Prime Portfolio Money
                              Market Fund              77 purchase transactions      1,118,703              -               -
 Vanguard                   Prime Portfolio Money
                              Market Fund              33 sale transactions                -          1,037,728       1,037,728

NOTE: This schedule is a listing of a series of purchase and sale transactions in the same security which exceeded 5 percent of the Plan assets as of January 1, 1996.


                                    Current Value                Net
                                     of Asset on                Gain
Identity of Party Involved         Transaction Date            (Loss)
--------------------------         --------------------       -----------
 Pogo Producing Company            $      -                     $    -
 Pogo Producing Company               858,647                    462,788
 Vanguard
                                          -                          -
 Vanguard
                                    1,037,728                        -

             (b)   Exhibits --

                   1.   Consent of Independent Public Accountants

                                  SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     TAX-ADVANTAGED SAVINGS PLAN OF
                                     POGO PRODUCING COMPANY

                                     /s/ JOHN O. McCOY, JR.
                                     --------------------------------------

                                     By: John O. McCoy, Jr.
                                         Member of the Administrative Board

Date:  June 27, 1997

                                EXHIBIT INDEX


Exhibit
Number           Description
-------          -----------

 23.1         -- Consent of Arthur Andersen LLP